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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Milan
File No. 039007-0010

Attention:	Christian Windsor, Special Counsel Jessica Livingston, Senior Counsel Michael Volley, Staff Accountant Amit Pande, Accounting Branch Chief

Re:

Blackhawk Network Holdings, Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed April 3, 2013

Amendment No. 3 to the Registration Statement on Form S-1

Filed April 8, 2013

File No. 333-187325

Ladies and Gentlemen:

On behalf of Blackhawk Network Holdings, Inc. (the “Company”), we are today filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2013 and last amended on April 8, 2013. For your convenience, we are also providing separately a courtesy package that includes copies of the Registration Statement which have been marked to show changes from the most recent amendment to the Registration Statement.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received on April 9, 2013 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

April 15, 2013

United States Securities and Exchange Commission

Recent Developments – First Quarter Results, page 5

1.	In your disclosure about your first quarter results, you indicate that net income declined by more than 90% over the same period in 2012. We note that you enjoyed significantly improving results over the course of 2012 and your load value also increased during the period. We also note that your yearend disclosure indicated that commission and fee income had remained stable over prior periods. However, you indicated that in the first quarter, your distribution partner fees increased and your commission fee income as a percentage of load value declined substantially when compared to the earlier period. Revise this section, as well as your Management’s Discussion and Analysis section to discuss the reasons for the decrease in your commission and fees in the first quarter. Also, please separate out the impact of the higher commissions paid to Safeway under the December 2012 agreement as well as the impact of other fee arrangements, including sales to regions with higher distribution partner fees. Furthermore, as appropriate, revise your disclosure in your Management’s Discussion to discuss changes in your fee structure in the first quarter. We note that your fee income as a percentage of load value declined 20% decline in the first quarter, after the relative amount appeared to remain largely unchanged over the prior two fiscal years.

Response: In response to the Staff’s comments, the Company has modified the recent developments disclosure generally to provide additional detail.

The Company supplementally advises the Staff that although the increase in commissions to distribution partners was a component of the decrease in expected net income for the quarter ended March 23, 2013 (as compared to the results for the quarter ended March 24, 2012), the Company’s significant business seasonality, which causes the first fiscal quarter of each year to represent a disproportionately small portion of the Company’s annual revenues, also can result in modest fluctuations in commission rates and expenses having a disproportionate impact on the Company’s expected net income for that quarter.

In response to the Staff’s comment regarding the decline in the commission and fee income as a percentage of load value for the first quarter of 2013, the Company has revised Amendment No. 4 to clarify that the expected results for the first quarter of 2013 are within the historical range of quarterly fluctuations for commission and fee income as a percentage of load value experienced by the Company in fiscal year 2012. The Company supplementally advises the Staff that during fiscal year 2012, the commission and fee income as a percentage of load value was as low as 9.0% (second quarter) and as high as 9.5% (fourth quarter). The Company believes that these results do not reflect a trend or uncertainty that will have a material impact on revenues or income from continuing operations. The Company has also revised the disclosure to clarify that “20 basis points” is “0.2 percentage points.”

In response to the Staff’s comment regarding the percentage of commissions paid to distribution partners, the Company has revised Amendment No. 4 as requested

April 15, 2013

United States Securities and Exchange Commission

to quantify the effect of the previously disclosed amendment to the Company’s distribution partner agreements with Safeway Inc., which represents the majority of the change in the percentage of commissions paid to distribution partners. The remainder of the change represents less than 100 basis points (1.0 percentage points) and is due to changes in the distribution partner mix and the territories where the Company’s products are sold. The Company has also revised page 71 of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 4 to reflect that the Company expects that these factors will continue to influence the percentage of commissions and fees paid to distribution partners in fiscal year 2013.

Legal Proceedings, page 112.

2.	We note your updated disclosure related to patent litigation in which you disclose that litigation could have a material adverse effect on your business, results of operations and financial condition. We also note your disclosure in note 13 on page F-37 that any liability from legal matters would not materially affect your consolidated financial statements taken as a whole. Please revise your document to clarify the apparent inconsistency and to disclose:

a. the amount or range of reasonably possible losses in addition to amounts accrued, or

b. that reasonably possible losses cannot be estimated, or

c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Refer to ASC 450-20-50 for guidance.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 4 to clarify that the Company believes that a judgment or settlement in the litigation with Alexsam, Inc. that would have a material adverse effect on the Company’s business, results of operations or financial condition is currently not probable. In addition, due to a number of factors including the complexity of the case, number of entities involved and unpredictability of the outcome, the Company believes that the range of reasonably possible losses is not estimable. The Company believes that following this revision, the current disclosure on page F-37 is consistent with the disclosure in Amendment No. 4.

* * * * * *

Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (650) 463-2643 or by e-mail at tony.richmond@lw.com, or Kathleen Wells at (650) 463-2677 or by e-mail at kathleen.wells@lw.com.

April 15, 2013

United States Securities and Exchange Commission

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	Blackhawk Network Holdings, Inc.
Jay Clayton, Sullivan & Cromwell LLP
Sarah Payne, Sullivan & Cromwell LLP
Kathleen Wells, Latham & Watkins LLP